Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hahparking, Inc.
255 King Street STE 10
Charleston , SC 29401
https://hahparking.com

Up to $1,234,998.90 in Class C Common Stock at $4.05
Minimum Target Amount: $123,998.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hahparking, Inc.
Address: 255 King Street STE 10, Charleston , SC 29401
State of Incorporation: DE
Date Incorporated: October 04, 2018

Terms:

Equity

Offering Minimum: $123,998.85 | 30,617 shares of Class C Common Stock
Offering Maximum: $1,234,998.90 | 304,938 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $4.05
Minimum Investment Amount (per investor): $498.15

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Existing HAH Parking investors earn a loyalty bonus of additional 10% shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 4% bonus shares

Early Bird 3: Invest $2,500+ within the first 2 weeks | 6% bonus shares

Early Bird 4: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 5: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 6: Invest $25,000+ within the first 2 weeks | 12% bonus shares

Early Bird 7: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Early Bird 8: Invest $100,000+ within the first 2 weeks | 20% bonus shares

Early Bird 9: Invest $250,000+ within the first 2 weeks | 30% bonus shares

Volume-Based Perks

Tier 1: Invest $1,000+ | 2% bonus shares

Tier 2: Invest $2,500+ | 3% bonus shares

Tier 3: Invest $5,000+ | 4% bonus shares

Tier 4: Invest $10,000+ | 6% bonus shares

Tier 5: Invest $25,000+ | 7% bonus shares

Tier 6: Invest $50,000+ | 8% bonus shares

Mid-Campaign Flash Perks

Flash Perk 1: Invest $1,000+ within days 31-36 | 3% bonus shares

Flash Perk 2: Invest $2,500+ within days 31-36 | 4% bonus shares

Flash Perk 3: Invest $5,000+ within days 31-36 | 5% bonus shares

Flash Perk 4: Invest $10,000+ within days 31-36 | 7% bonus shares

Flash Perk 5: Invest $25,000+ within days 31-36 | 8% bonus shares

Flash Perk 6: Invest $50,000+ within days 31-36 | 9% bonus shares

Flash Perk 7: Invest $1,000+ within days 63-68 | 3% bonus shares

Flash Perk 8: Invest $2,500+ within days 63-68 | 5% bonus shares

Flash Perk 9: Invest $5,000+ within days 63-68 | 6% bonus shares

Flash Perk 10: Invest $10,000+ within days 63-68 | 8% bonus shares

Flash Perk 11: Invest $25,000+ within days 63-68 | 9% bonus shares

Flash Perk 12: Invest $50,000+ within days 63-68 | 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hahparking, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $4.05 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $405. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

HAH Parking is aiming to solve a universal urban challenge—parking. Our frictionless, algorithm powered parking management platform helps landowners, cities, and private operators turn underused spaces into high-margin, revenue-generating assets. No hardware. No contracts. Just smarter parking.

We offer a fully integrated parking management platform that combines mobile payments, enforcement, validation, and real-time data—no hardware or upfront investment required. Our software-as-a-service model generates revenue from transaction fees and enforcement, with an average 65% margin post-labor. Landowners can onboard in days with zero setup costs, and we provide full-service support or self-management tools.

Corporate History: The company was initially organized in South Carolina as How About Here LLC on March 12, 2018, and converted to a Delaware C-Corp on October 4, 2018.

Competitors and Industry

The Parking Management industry is currently estimated at $4.4 billion in 2023 and is projected to grow at a CAGR of 7.4%, reaching $6.3 billion by 2028.

The Smart Parking Technology sector was valued at $6.49 billion in 2022 and is expected to expand at a CAGR of 22.1%, reaching $30.16 billion by 2030.

USA Parking Market The Parking Management industry in the U.S. was valued at $5.2 billion in 2024 and is projected to grow at a CAGR of 20.4%, reaching approximately $15.05 billion by 2030.

The Smart Parking market in the U.S. was valued at $2.31 billion in 2022 and is expected to grow at a CAGR of 20.5%, reaching approximately $9.62 billion by 2030.

These industries are experiencing substantial growth due to increasing urbanization, the rising number of vehicles, and the demand for efficient parking solutions. HAH Parking, Inc. fits into this space by offering a smarter, more sustainable parking management solution that helps cities, landowners, and businesses optimize parking space utilization while reducing costs and environmental impact.

Sources:

https://www.grandviewresearch.com/industry-analysis/parking-management-market

https://www.gminsights.com/industry-analysis/parking-management-market

Competitor Overview

The Company has several major competitors in the parking technology and parking management market. Some of the top competitors in our industry include AirGarage, ParkMobile, Text to Park, Flash Parking, and Metropolis.

AirGarage is a major player in the parking management space, offering a full-service solution for lot owners that includes enforcement, payment collection, and marketing. They focus on helping property owners convert underutilized parking lots into revenue-generating assets, often replacing traditional parking operators with a tech-driven approach.

ParkMobile is a leader in mobile-based parking payments, allowing users to pay for parking via a smartphone app. It holds a significant market share in city-based and municipal parking, integrating with local governments and transportation authorities. ParkMobile primarily serves as a software layer on top of existing parking infrastructure rather than providing full-service management.

Text to Park offers a simple, hardware-free mobile payment solution that enables drivers to pay for parking by sending a text message. Their model is lightweight and designed for quick implementation, but they lack advanced parking management features such as enforcement, dynamic pricing, and data analytics.

Flash Parking provides a robust parking technology suite focused on smart parking solutions for large-scale operations such as commercial garages, mixed-use developments, and event venues. Their platform integrates payment processing, license plate recognition, and access control, catering to high-volume environments.

Metropolis is an AI-powered parking management company that offers a seamless, camera-based payment system. By leveraging computer vision, they provide a frictionless experience for drivers, eliminating the need for physical payment machines or apps. Metropolis targets high-traffic locations such as shopping centers and major metropolitan areas, positioning itself as a future-forward alternative to traditional parking systems.

Despite the present competitive landscape, HAH Parking, Inc. stands out in the parking technology and management industry because it offers a fully integrated, all-in-one parking solution that combines software, enforcement, and revenue optimization without requiring upfront costs or hardware investments. Unlike competitors that focus on either mobile payments or traditional enforcement, HAH Parking provides a turnkey platform that maximizes landowner revenue while reducing operational complexity. Our unique value proposition includes flexibility, risk reduction, and a data-driven approach that helps property owners and cities optimize their parking assets more efficiently than any single-point solution available today.

Current Stage and Roadmap

Current Stage

The Company's parking management technology platform is currently on the market and generating sales. HAH Parking, Inc. has evolved from an idea in 2017 to a prototype in 2018 and has since grown into a fully operational parking management technology company. By 2020, the Company was operating in multiple states, and today, HAH Parking operates in 5+ states across the USA, serving municipalities, including cities, airports, port authorities, commercial parking lots, and private parking spaces.

Future Roadmap & Planned Milestones

Since our inception, we have been dedicated to product development, R&D, and continuous iteration to make HAH Parking's management platform the most advanced solution in the market. By integrating Artificial Intelligence, Automation, and an all-in-one parking experience, we have built a foundation for revolutionizing urban mobility.

Over the next few years, our primary focus will shift towards sales and marketing to drive nationwide expansion across the USA. Our goal is to make our parking technology accessible to every person with parking space available to share, while seamlessly connecting them with drivers in need. In parallel, we will continue enhancing our platform with cutting-edge automation, streamlining every aspect of parking management—from payments and reservations to enforcement and compliance.

Key Milestones & Timeline

Phase 1: Nationwide Expansion (Next 12-18 Months)

Sales & Marketing Acceleration: Build a high-performing sales team and launch targeted marketing campaigns to drive adoption among landowners, municipalities, and private operators.

Smart City Partnerships: Establish pilot programs with multiple cities to showcase the impact of our AI-driven parking solutions on urban mobility, traffic congestion, and sustainability.

Franchise & Licensing Strategy: Develop scalable models that allow property owners and management companies to adopt our technology independently.

Phase 2: AI-Driven Automation & Feature Expansion (18-30 Months)

Automated Parking Enforcement: Integrate AI-powered enforcement to detect unauthorized parking and streamline compliance.

Dynamic Pricing & Optimization: Enhance our predictive algorithms for real-time price adjustments based on demand, weather, and local events.

Seamless Payments & Wallet System: Expand payment options, including cryptocurrency and peer-to-peer transactions, to create a frictionless experience.

Fleet & EV Charging Integrations: Partner with rideshare, delivery, and electric vehicle (EV) providers to enhance our platform's utility and sustainability impact.

Phase 3: Scaling to Global Markets & New Revenue Streams (30+ Months)

International Expansion: Explore partnerships in high-density global markets with parking shortages.

Subscription & Membership Models: Introduce premium services tailored for frequent parkers, businesses, and fleet operators.

Autonomous Vehicle Readiness: Continue R&D to integrate with self-driving vehicle networks as the industry evolves.

Through these efforts, HAH Parking aims to establish itself as the go-to platform for smart, automated, and sustainable parking solutions. Our long-term vision is to seamlessly connect every available parking space with a vehicle in need—reducing congestion, lowering emissions, and optimizing urban infrastructure nationwide and beyond.

The Team

Officers and Directors

Name: Victor Roberto Vitali

Victor Roberto Vitali's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO, and Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Lead the vision and strategy of your company, focusing on maximizing the value of underutilized parking assets through technology and strategic partnerships. Drives growth, build key relationships, and oversee operations while positioning the business for scalable expansion. Receives an annual salary of $150,000 from the Company.

Name: Vincent Rocko Vitali

Vincent Rocko Vitali's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer and Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Co-Founder and Chief Operating Officer at HAH Parking. Receives an annual salary of $150,000 from the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class C Common Stock in the amount of up to $1,235,000 in this offering, and may close on any

investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market

dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class C Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Hahparking, Inc. was formed on October 04, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hahparking, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Victor R. Vitali	1,676,415	Class A Common Stock	18.87%
Vincent R. Vitali	1,676,415	Class A Common Stock	18.87%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, New Series Seed Preferred, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 304,938 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 23,834,241 with a total of 5,666,902 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 362,178 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,164,399 shares to be issued pursuant to outstanding warrants.

Dividends. Investors are entitled to receive dividends (if and when declared) and share in any company proceeds if the company is sold or liquidated—after preferred stockholders are paid.

Restrictions on Transfer. Investors cannot freely sell or transfer their shares at any time. If an investor wants to sell or give away their shares, they must either: 1) wait until the company registers the shares with the SEC; or 2) obtain prior approval from the company, providing details about the transaction and the new owner.

Class B Common Stock

The amount of security authorized is 708,352 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. Investors are entitled to receive dividends (if and when declared) and share in any company proceeds if the company is sold or liquidated—after preferred stockholders are paid.

Restrictions on Transfer. Investors cannot freely sell or transfer their shares at any time. If an investor wants to sell or give away their shares, they must either: 1) wait until the company registers the shares with the SEC; or 2) obtain prior approval from the company, providing details about the transaction and the new owner.

Class C Common Stock

The amount of security authorized is 457,407 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Dividends. Investors are entitled to receive dividends (if and when declared) and share in any company proceeds if the company is sold or liquidated—after preferred stockholders are paid.

Restrictions on Transfer. Investors cannot freely sell or transfer their shares at any time. If an investor wants to sell or give away their shares, they must either: 1) wait until the company registers the shares with the SEC; or 2) obtain prior approval from the company, providing details about the transaction and the new owner.

New Series Seed Preferred

The amount of security authorized is 3,255,910 with a total of 3,255,908 outstanding.

Voting Rights

No general voting rights, except as required by law or as provided in protective provisions set forth in the Company's Certificate of Incorporation.

Material Rights

Liquidation Preference: One times the Original Issue Price plus declared but unpaid dividends on each share of Preferred, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.

Conversion:

– Optional: Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder, and as described below under "Diluting Issuances."

– Diluting Issuances: In the event that the Company issues additional securities at a purchase price less than the Preferred Stock conversion price, such conversion price shall be adjusted in accordance with the formula set forth in the Certificate of Incorporation.

– Mandatory Conversion/Registration Rights: Each share of Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering (a "Qualified IPO"), or (ii) upon the written consent of the majority of preferred holders ("Requisite Holders")

– Participation Rights: Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Protective Provisions: Approval of Requisite Holders required to:

– liquidate, dissolve or wind-up business affairs

– amend COI or bylaws

– purchase or redeem or pay or declare any dividend or make any distribution on shares of capital stock of the company

– increase or decrease the authorized number of directors

– change the number of votes to be cast by a director

Information and Inspection rights: Major Investors will receive standard information and inspection rights.

Drag Along rights: Holders of Preferred Stock and all current and future holders of Common Stock must vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors and the Requisite Holders, subject to customary limitations.

Right of First Refusal/Right of Co-Sale: Company first and Preferred holders second will have a right of first refusal with respect to certain shares of capital stock of the Company proposed to be transferred.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $793,865.79
Maturity Date: November 24, 2024
Interest Rate: 2.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing of at least $5 million

Material Rights

Time Based Maturity: repayment of principal plus interest

Liquidation event: payment of the greater of (a) 120% of the outstanding principal + accrued interest or (b) the amount the holder would have received if the holder had converted to Common Stock at $1.74 per share

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 315,600
  Use of proceeds: Restricted stock issued to employees
  Date: April 28, 2025
  Offering exemption relied upon: Rule 701

- Type of security sold: Convertible Note
  Final amount sold: $751,966.00
  Use of proceeds: Operating capital
  Date: April 03, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $8,451,535.72 compared to $9,882,206.91 in fiscal year 2024.

This increase of $1,430,671.19 was driven by new locations and a decrease in the client payout ratio, which dropped from 84% to 82% of gross revenue.

Cost of Sales

Cost of Sales for fiscal year 2023 was $5,446,224.84 compared to $7,222,738.83 in fiscal year 2024.

The increase of $1,776,513.99 is due to higher variable costs associated with increased revenue volume, such as merchant fees, Twilio, and AWS. However, proportionally, costs were reduced because merchant charges as a percentage of gross revenue decreased from 4.34% to 3.84%.

Gross Margins

Gross margins for fiscal year 2023 were 64.41% compared to 73.04% in fiscal year 2024.

This improvement is attributed to the decreased client payout ratio and improved cost efficiency in areas such as merchant charges.

Expenses

Expenses for fiscal year 2023 were $1,177,014.21 compared to $1,034,476.06 in fiscal year 2024.

This reduction of $142,538.15 was primarily due to payroll reductions.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because it is a proven business model with clear positive unit economics. Additionally, we have established a track record of operational efficiency and customer retention, reinforcing our confidence in sustained financial performance.

Past cash was primarily generated through sales, demonstrating strong market demand and product-market fit. Our goal is to increase our clients and grow our presence with parking lot operators with a sustainable business model. To achieve this, we are focusing on strategic partnerships, expanding our marketing efforts, and enhancing our technological capabilities to deliver even greater value to our customers. Furthermore, we are exploring opportunities for recurring revenue streams (B2B2B) and optimizing cost structures to ensure long-term profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 28, 2025, the Company has $394,884.78 in the form of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds form this Regulation Crowdfunding campaign and we are a profitable and cash flow positive business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has and the cashflow it is expected to generate this year, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company is already cash flow positive and has the ability to sustain its operations indefinitely based on its current financial performance and revenue generation.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company is already cash flow positive and has the ability to sustain its operations indefinitely based on its current financial performance and revenue generation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has not contemplated any additional future sources of capital, such as required capital contributions, lines of credit, or future capital raises.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $793,865.79
  Interest Rate: 2.0%
  Maturity Date: November 24, 2024
  Conversion Trigger at a qualified Equity Financing of at least $5 million. Time Based Maturity: repayment of principal plus interest. Liquidation event: payment of the greater of (a) 120% of the outstanding principal + accrued interest or (b) the amount the holder would have received if the holder had converted to Common Stock at $1.74 per share

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $36,137,380.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.85 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Sales, Marketing, Technology, and Operations
  76.5%
  The funds will primarily be allocated to sales and marketing initiatives to drive expansion, enhance brand development, and increase market presence. A portion will also be used to upgrade existing technology and develop new product features to support scalability and improve user experience. After eight years and $3M invested in product development, R&D, and launching the business, this funding will accelerate growth while maintaining operational efficiency.

If we raise the over allotment amount of $1,234,998.90, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Sales
  32.0%
  A portion of the proceeds will be used to grow our sales team and invest in tools and training to support customer outreach and acquisition. These efforts aim to expand our presence in existing and new markets.

- Marketing
  32.0%
  Funds will support marketing initiatives, including digital advertising, content creation, and brand development, to help increase awareness and attract new customers. Marketing spend may also include third-party services and promotional campaigns.

- Technology
  14.0%
  Proceeds will be used to enhance our technology platform by developing new features and improving scalability. This includes potential hiring of technical staff and upgrades to our software or IT systems.

- Operations
  13.0%
  We intend to use part of the proceeds to improve operational capacity by hiring staff, refining internal processes, and upgrading infrastructure to support company growth. This may include investments in logistics, systems, or facilities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hahparking.com (hahparking.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hahparking

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hahparking, Inc.

[See attached]

HAHPARKING, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Hahparking, Inc.
Charleston, South Carolina

We have reviewed the accompanying financial statements of Hahparking, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

March 19, 2025
Los Angeles, California

HAHPARKING, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	386,898	$	223,446
Accounts Receivable, net		42,286		-
Prepaids and Other Current Assets		148,194		157,720
Total Current Assets		**577,378**		**381,166**
Intangible Assets		310,191		450,893
Security Deposit		1,300		1,300
Total Assets	**$**	**888,869**	**$**	**833,359**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	30,843	$	45,843
Credit Cards		737		1,267
Principal on Convertible Notes		751,966		751,966
Accrued Interest on Convertible Notes		38,148		23,109
Deferred Revenue		104,351		120,041
Other Current Liabilities		48,447		28,559
Total Current Liabilities		**974,492**		**970,785**
Total Liabilities		**974,492**		**970,785**
STOCKHOLDERS' EQUITY				
Common Stock		3,878		3,878
New Series Seed Preferred Stock		3,256		3,256
Additional Paid in Capital		2,183,573		2,183,573
Equity Issuance Cost		(40,000)		(40,000)
Accumulated Deficit		(2,236,330)		(2,288,133)
Total Stockholders' Equity		**(85,623)**		**(137,426)**
Total Liabilities and Stockholders' Equity	**$**	**888,869**	**$**	**833,359**

See accompanying notes to financial statements.

HAHPARKING, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 9,881,512	$ 8,451,536
Cost of Goods Sold	8,214,306	7,164,723
Gross Profit	**1,667,206**	**1,286,813**
Operating Expenses		
General and Administrative	1,556,631	1,684,305
Selling and Marketing	27,691	1,155
Total Operating Expenses	**1,584,322**	**1,685,460**
Net Operating Income/(Loss)	**82,884**	**(398,647)**
Interest Expense	15,039	14,532
Income/(Loss) Before Provision for Income Taxes	**67,845**	**(413,179)**
Provision for Income Taxes	16,042	515
Net Income/(Net Loss)	**$ 51,803**	**$ (413,694)**

See accompanying notes to financial statements.

HAHPARKING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		New Series Seed Preferred Stock		Additional Paid In	Equity Issuance	Accumulated	Total Stockholders'
(in , $US)	Shares	Amount	Shares	Amount	Capital	Cost	Deficit	Equity
Balance—December 31, 2022	**3,562,830**	**$ 3,563**	**2,246,196**	**$ 2,246**	**$ 2,183,573**	**$ (40,000)**	**$ (1,874,439)**	**$ 274,943**
Issuance of stock	315,600	316	1,009,712	1,010	-	-	-	1,325
Net Loss	-	-	-	-	-	-	(413,694)	(413,694)
Balance—December 31, 2023	**3,878,430**	**$ 3,878**	**3,255,908**	**$ 3,256**	**$ 2,183,573**	**$ (40,000)**	**$ (2,288,133)**	**$ (137,426)**
Net Income	-	-	-	-	-	-	51,803	51,803
Balance—December 31, 2024	**3,878,430**	**$ 3,878**	**3,255,908**	**$ 3,256**	**$ 2,183,573**	**$ (40,000)**	**$ (2,236,330)**	**$ (85,623)**

See accompanying notes to financial statements.

HAHPARKING, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ 51,803	$ (413,694)
Adjustments to Reconcile Net Income/Loss to Net Cash Provided/Used in Operating Activities		
Amortization of Intangibles Assets	141,717	141,514
Accrued Interest on Convertible Notes	15,039	13,685
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(42,286)	-
Prepaids and Other Current Assets	9,526	17,414
Accounts Payable	(15,000)	42,843
Deferred Revenue	(15,690)	(108,655)
Credit Cards	(530)	533
Other Current Liabilities	19,888	2,989
Net Cash Provided/Used in Operating Activities	**164,467**	**(303,371)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(1,015)	(670)
Net Cash Used In Investing Activities	**(1,015)**	**(670)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	1,325
Borrowing on Convertible Notes	-	260,000
Net Cash Provided by Financing Activities	**-**	**261,325**
Change in Cash & Cash Equivalents	**163,452**	**(42,716)**
Cash & Cash Equivalents —Beginning of The Year	223,446	266,162
Cash & Cash Equivalents—End of The Year	**$ 386,898**	**$ 223,446**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ 847

See accompanying notes to financial statement

1. NATURE OF OPERATION

Hahparking, Inc. was incorporated on October 4, 2018, in the state of Delaware. The financial statements of Hahparking, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, South Carolina.

HAH Parking operates a tech-driven platform that connects property owners with drivers for streamlined parking management. With a fast text-to-pay system and AI-powered enforcement tools, the company eliminates inefficiencies in urban parking while promoting sustainability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $113,298 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Intangibles

Intangible assets with finite lives, such as software which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

HAH Parking recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers. Revenue is recognized when control of the service is transferred to the customer, which occurs upon completion of the parking transaction.

1. Parking Fees: Revenue from hourly, daily, and monthly parking reservations is recognized at the time the parking service is provided, as this represents the fulfilment of the performance obligation.

2. Management and Enforcement Services: Revenue from enforcement tools, such as license plate recognition and AI-based monitoring, is recognized as services rendered based on contractual agreements with property owners.

3. Subscription or Platform Fees: If applicable, subscription fees for platform access or management tools are recognized ratably over the contract term as the service is provided.

Revenue is recorded net of refunds, discounts, and applicable taxes collected on behalf of third parties.

Cost of Sales

COGS primarily consists of direct costs associated with providing parking services through HAH Parking's platform. This includes Organizational Payouts – Revenue-sharing payments made to property owners for listed parking spaces. Payment Processing Fees – Transaction fees incurred from credit card processors and mobile payment providers. Enforcement & Operational Costs – Expenses related to AI-driven enforcement tools, license plate recognition technology, and support services for parking management. These costs are directly tied to revenue generation and fluctuate based on transaction volume.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $27,691 and $1,155, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 19, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Money in transit	$ 129,635	$ 109,324
Prepaid expenses	4,864	7,581
R&D Tax Credit	13,695	40,815
Total Prepaids and Other Current Assets	**$ 148,194**	**$ 157,720**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Payable	$ 1,680	$ -
Payroll Payable	29,705	28,546
Tax Payable	17,062	13
Total Other Current Liabilities	**$ 48,447**	**$ 28,559**

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
App Development	$ 708,584	$ 707,569
Intangible Assets, at cost	**708,584**	**707,569**
Accumulated Amortization	(398,393)	(256,676)
Intangible Assets, net	**$ 310,191**	**$ 450,893**

Amortization expenses for the years ended December 31, 2024, and 2023 were $141,717 and $141,514, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 141,717
2026	141,717
2027	26,758
2028	-
Thereafter	-
Total	**$ 310,191**

5. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
James B. Greenho	$ 25,000	2.00%	04/13/2022	11/23/2024	$ 25,000	$ -	$ 25,000	$ 25,000	$ -	$ 25,000
Jonathan Bushnell	9,000	2.00%	04/13/2022	11/23/2024	9,000	-	9,000	9,000	-	9,000
Robert Edward Turner IV	25,000	2.00%	04/13/2022	11/23/2024	25,000	-	25,000	25,000	-	25,000
Dirk G. Dewitt	250,000	2.00%	04/05/2023	11/23/2024	250,000	-	250,000	250,000	-	250,000
Donivon D. Glassburn	10,000	2.00%	04/05/2023	11/23/2024	10,000	-	10,000	10,000	-	10,000
Geoffrey L. Groat., Jr., Member Cedar and Cypress, LLC	55,000	2.00%	12/15/2021	11/23/2024	55,000	-	55,000	55,000	-	55,000
James B. Greenho	62,970	2.00%	02/03/2022	11/23/2024	62,970	-	62,970	62,970	-	62,970
Edwin S. Taylor	100,000	2.00%	03/04/2022	11/23/2024	100,000	-	100,000	100,000	-	100,000
Jonathan Bushnell	14,996	2.00%	04/13/2022	11/23/2024	14,996	-	14,996	14,996	-	14,996
RLA Investments, LLC	50,000	2.00%	11/23/2021	11/23/2024	50,000	-	50,000	50,000	-	50,000
RLA Investments, LLC	$ 150,000	2.00%	11/23/2021	11/23/2024	150,000	-	150,000	150,000	-	150,000
Total					**$ 751,966**	**$ -**	**$ 751,966**	**$ 751,966**	**$ -**	**$ 751,966**

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion
Upon the Company completing an equity financing of at least $5,000,000 in gross proceeds (a "Qualified Financing"), the outstanding principal and accrued interest on the convertible notes will automatically convert into the same class of equity securities issued in the financing. The conversion price will be the lower of (i) a discount of 10% (if within nine months of issuance) or 20% (if after nine months) to the new investors' purchase price, or (ii) a price based on a $10,000,000 valuation cap.

Corporate Transaction Conversion
In the event of a Deemed Liquidation Event, such as a merger, acquisition, or sale of substantially all assets, the holders will receive a payout equal to the greater of (a) 120% of the outstanding principal and accrued interest or (b) the amount they would have received if the notes had converted into common stock immediately before the transaction.

Maturity Conversion
If no Qualified Financing occurs before the maturity date of November 23, 2024, the noteholders may elect to convert the outstanding balance into common stock at a fixed price of $1.74 per share, subject to adjustments for stock splits, dividends, or similar corporate actions.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

6. SHARE-BASED COMPENSATION

Warrants

On November 22, 2022, the Company issued a warrant to F2P Ventures Inc. pursuant to a Termination and Settlement Agreement, granting the right to purchase up to 1,164,399 shares of Common Stock at an exercise price of $0.21 per share, exercisable until November 1, 2032. The warrant is evaluated for classification under US GAAP. Based on its terms, the Company has determined that it qualifies for equity classification. The fair value of the warrant was recorded in Additional Paid-in Capital (APIC) with no subsequent remeasurement.

A summary of the Company's stock warrants activity, and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**1,164,399**	**$ 0.21**	**-**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**1,164,399**	**$ 0.21**	**8.90**
Exercisable Warrants at December 31, 2023	**1,164,399**	**$ 0.21**	**8.90**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**1,164,399**	**$ 0.21**	**7.90**
Exercisable Warrants at December 31, 2024	**1,164,399**	**$ 0.21**	**7.90**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The vesting period ended in prior years and therefore, during the year ended December 31, 2024, and 2023, the Company did not recognize stock-based compensation expense.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 35,000,000 shares of common stock with a par value of $0.001. As of December 31, 2024, and 2023, 3,878,430 shares of common stock have been issued and were outstanding.

New Series Seed Preferred Stock

The Company is authorized to issue 3,255,908 shares of New Series Seed Preferred Stock with a par value of $0.001. As of December 31, 2024, and 2023, 3,255,908 shares of New Series Seed Preferred Stock have been issued and were outstanding.

Common Stock Rights

- Voting: Holders of common stock have one vote per share on all matters submitted to stockholders. There is no cumulative voting.
- Dividends: Common stockholders are entitled to dividends only after preferred stockholders have received their distributions, declared pro rata.
- Liquidity Rights: Upon liquidation, common stockholders receive distributions only after all preferred stockholders have been paid their liquidation preference.

Preferred Stock Rights (New Series Seed Preferred Stock)

- Voting: Preferred stockholders vote together with common stockholders on an as-converted basis and have protective provisions, requiring majority consent for certain corporate actions.
- Dividends: Preferred stockholders receive dividends Pari passu (on equal footing) with common stockholders, based on as-converted common stock.
- Liquidity Rights: Upon liquidation or a Deemed Liquidation Event, preferred stockholders receive the greater of: 1x the original issue price ($0.6711 per share) plus unpaid dividends, or what they would have received if they had converted into common stock.
- Conversion: Preferred stock automatically converts to common stock upon a Qualified Public Offering or upon approval by a majority of preferred stockholders.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2024	December 31, 2023
Current:		
Federal, State, And Local	$ 16,927	$ -
Total Tax Expense/(Benefit)	**$ 16,927**	**$ -**

Provision for income tax liability comprises the following:

As of	December 31, 2024	December 31, 2023
Federal, State, And Local	$ 16,927	$ -
Total Povision For Income Tax	**$ 16,927**	**$ -**
Net Tax Provision	**$ 16,927**	**$ -**

The cumulative NOLs are $0 as of December 31, 2024.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF HAH PARKING

AI-Powered Parking. Built to Scale

HAH Parking transforms underused parking spaces into smart, high-margin assets with mobile tech and AI automation - unlocking a projected $9.6B market by the end of 2025.
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HAH
PARKING
AI-Powered Parking. Built to Scale

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$4.05 Per Share

MIN INVEST $498.15

VALUATION $36.14M

REASONS TO INVEST

- Profitable with 75%+ margins, $2.9M raised. Now fundraising $1.2M to scale sales, marketing, & tech, accelerating growth in a projected $9.6B market (20.5% CAGR) by the end of 2025, led by a USA-based team.
- Operating in 5+ states with 98% retention, no contracts. Cloud-based, no-hardware model trusted by cities, operators, & landlords, built for national expansion.
- Scalable, all-in-one cloud platform with payments, enforcement, management. Quick and easy to start, built for smart cities, ready to scale nationwide with plans for international expansion.

TEAM



Victor Roberto Vitali • CEO, CFO, and Director

Victor Vitali is an entrepreneur, innovator, and problem-solver who thrives on uncovering hidden value in underutilized parking spaces. As the Co-Founder and CEO of HAH Parking, he has built a business that transforms overlooked properties into high-performing parking assets, generating revenue for property owners. His company has helped maximize parking revenue for restaurants, mixed-use developments, and other commercial properties, proving that unrealized cash flow is often hiding in plain sight.

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Vincent Rocko Vitali • Chief Operating Officer and Director

Rocky Vitali, entrepreneur & innovator, earned a Business degree from SUNY Oswego & studied in Barcelona. At 11, he began at his family's car dealership, selling cars globally online by 12. After visiting 33 countries, he co-founded HAH Parking in Charleston, SC.

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THE PITCH

Parking wastes billions in space and revenue. HAH's AI-powered, no-hardware platform turns unused spaces into profitable assets. With mobile payments, 98% retention, and zero contracts, we simplify parking for everyone in a $9.6B market.


THE PROBLEM
The Parking Crisis Is Hiding in Plain Sight
2B
parkable spaces in the U.S.
$96B
wasted annually searching for parking
63%
of drivers avoid areas with limited parking
Outdated systems, poor enforcement, and lack of tech leave billions in lost revenue and hours of driver frustration.
HAH PARKING


THE OPPORTUNITY
A Modern Solution for an Outdated Industry
All-in-One Platform
Mobile payments, real-time data, and intelligent enforcement in one cloud based dashboard
Zero Cost Setup Options, High Margin
No hardware, no contracts, 75%+ margins
Scales Fast
Operating in 5+ states with 98% retention rate built for cities, airports and private lots
HAH PARKING

OUR BUSINESS MODEL

HAH's scalable, cloud platform turns unused parking spaces into high-margin assets. Our AI-powered solution offers mobile payments, analytics, and enforcement for landowners and cities. With 75%+ margins, zero cost setup options, and fully managed or self-serve options, we drive revenue while reducing costs.


HAH
PARKING
All-in-One
Parking Platform
Powered by AI
Pay
Pay for parking in 30 seconds or less
Text-to-pay payments
No app download required
Touchless and frictionless checkout
Control
Manage your entire parking operation, wherever you are
Multi-lot management
Real-time analytics and revenue insights
Mobile-friendly dashboard
Force
Smart enforcement, backed by machine learning
Verify payment with phone camera
Issue citations instantly
24/7 compliance visibility
75%+ Margins. Go Live in Days. Zero Cost Setup Options.

THE MARKET & OUR TRACTION

The U.S. smart parking market is growing at 20.5% annually, projected to reach $9.6B by 2025. HAH Parking is positioned to lead with an innovative tech-first, scalable approach. We're already operating in 5+ states, serving cities, airports, commercial and private landowners. We've raised $2.9M to date, maintained a 98% retention rate, and have zero cost setup options for onboarding and a pilot program gaining traction with municipalities. Revenue and partner interest are accelerating as we plan to expand nationally.


HAH PARKING
The Market & Our Traction
MARKET OPPORTUNITY
$9.6B
U.S. Parking Management Market by 2025
20.5%
CAGR of the U.S. Smart Parking Sector
75%+
Gross Margins
TRACTION & GROWTH
$2.9M
Raised to Date
98%
Customer Retention (No Contracts)
5 States
Actively Operating Across the U.S.
Growing
Municipal Pilot Programs Gaining Traction

WHY INVEST

HAH Parking is a smart parking company that achieved profitability in 2024 while transforming how cities and landowners manage parking. With proven revenue and a tech-first, zero cost setup option, we're poised for growth. Our $1.2M StartEngine raise will fuel expansion in the projected $9.6B smart parking market by the end of 2025. Join us to transform parking—one smart parking space at a time.



Parking isn't just a pain point - it's a
$9.6 BILLION
OPPORTUNITY
We're funding our next stage of growth to expand into new cities, scale partnerships, and grow our footprint nationwide.
INVEST IN HAH PARKING TODAY
HAH
PARKING

ABOUT

HEADQUARTERS
255 King Street STE 10
Charleston , SC 29401

WEBSITE
View Site

HAH Parking transforms underused parking spaces into smart, high-margin assets with mobile tech and AI automation - unlocking a projected $9.6B market by the end of 2025.

TERMS

HAH Parking

Overview

PRICE PER SHARE
$4.05

VALUATION
$36.14M

DEADLINE
Jun. 2, 2025 at 7:13 PM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$498.15

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.90

SHARES OFFERED
Class C Common Stock

MIN NUMBER OF SHARES OFFERED
30,617

MAX NUMBER OF SHARES OFFERED
304,938

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$888,869	$833,359
Cash & Cash Equivalents	$386,898	$223,446
Accounts Receivable	$42,286	$0
Short-Term Debt	$974,492	$970,785
Long-Term Debt	$0	$0
Revenue & Sales	$9,881,512	$8,451,536
Costs of Goods Sold	$8,214,306	$7,164,723
Taxes Paid	$16,042	$515
Net Income	$51,803	-$413,694

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Existing HAH Parking investors earn a loyalty bonus of additional 10% shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 4% bonus shares

Early Bird 3: Invest $2,500+ within the first 2 weeks | 6% bonus shares

Early Bird 4: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 5: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 6: Invest $25,000+ within the first 2 weeks | 12% bonus shares

Early Bird 7: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Early Bird 8: Invest $100,000+ within the first 2 weeks | 20% bonus shares

Early Bird 9: Invest $250,000+ within the first 2 weeks | 30% bonus shares

Volume-Based Perks

Tier 1: Invest $1,000+ | 2% bonus shares

Tier 2: Invest $2,500+ | 3% bonus shares

Tier 3: Invest $5,000+ | 4% bonus shares

Tier 4: Invest $10,000+ | 6% bonus shares

Tier 5: Invest $25,000+ | 7% bonus shares

Tier 6: Invest $50,000+ | 8% bonus shares

Mid-Campaign Flash Perks

Flash Perk 1: Invest $1,000+ within days 31-36 | 3% bonus shares

Flash Perk 2: Invest $2,500+ within days 31-36 | 4% bonus shares

Flash Perk 3: Invest $5,000+ within days 31-36 | 5% bonus shares

Flash Perk 4: Invest $10,000+ within days 31-36 | 7% bonus shares

Flash Perk 5: Invest $25,000+ within days 31-36 | 8% bonus shares

Flash Perk 6: Invest $50,000+ within days 31-36 | 9% bonus shares

Flash Perk 7: Invest $1,000+ within days 63-68 | 3% bonus shares

Flash Perk 8: Invest $2,500+ within days 63-68 | 5% bonus shares

Flash Perk 9: Invest $5,000+ within days 63-68 | 6% bonus shares

Flash Perk 10: Invest $10,000+ within days 63-68 | 8% bonus shares

Flash Perk 11: Invest $25,000+ within days 63-68 | 9% bonus shares

Flash Perk 12: Invest $50,000+ within days 63-68 | 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hahparking, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $4.05 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $405. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HAHPARKING, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Hahparking, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Hahparking, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 4, 2018.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Hahparking, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 35,000,000. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 25,000,000 shares of authorized Common Stock, $0.001 par value per share ("**Common Stock**"), and 10,000,000 shares of authorized Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. Of the shares of Common Stock, 23,834,241 shares are hereby designated "**Class A Common Stock**", 708,352 shares are hereby designated "**Class B Common Stock,**" and 457,407 shares are hereby designated "**Class C Common Stock**", and each has the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth herein. The voting, dividend and

liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or the General Corporation Law, the holders of Class A Common Stock and Class B Common Stock shall be entitled to one vote for each share of Class A Common Stock and Class B Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Fourth Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. Except as otherwise provided by the General Corporation Law, the holders of Class C Common Stock shall have no voting rights and shall not be entitled to vote such shares of Class C Common Stock on any matter coming to a vote before the holders of Common Stock or any other shares of capital stock of the Corporation.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Class A Common Stock, Class B Common Stock, or one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation or any subsequent certificate of designation therefor) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Restrictions on Transfer. Each person owning of shares of Common Stock or any assignee of record of such shares of Common Stock shall not make any disposition of all or any portion of any shares of Common Stock unless: (a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or (b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and the name and address of any proposed transferee.

B. PREFERRED STOCK

The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated herein or as stated in a certificate of designation therefor as approved by the Board of Directors and filed from time to time. As of the effective date of this Certificate of Incorporation 3,255,910 shares of Preferred Stock shall be designated as New Series Seed Preferred Stock, $0.001 par value per share (the "**New Series Seed Preferred Stock**") as provided below.

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the New Series Seed Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in

shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the New Series Seed Preferred Stock, $0.6711 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) to one times(1X) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4.1 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to

Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and voting Common Stock (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

3.2 Preferred Stock Protective Provisions. At any time when at least 814,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, reorganization, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class and on an as-converted basis, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect.

3.2.1 Liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing, other than effecting a Deemed Liquidation Event pursuant to Section 2;

3.2.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock (or any series thereof);

3.2.3 increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any series thereof;

3.2.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, , unless such purchase, redemption, dividend or distribution has received the prior approval of the Board;

3.2.5 increase or decrease the authorized number of directors constituting the Board of Directors, or change the number of votes entitled to be cast by any director or directors on any matter.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.3 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to $0.6711 per share of New Series Seed Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. Subject to Section 4.4.1 in the case of a Contingency Event (as defined therein) that is a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section

2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion of such shares of Preferred Stock.

4.3 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.4 Mechanics of Conversion.

4.4.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.4.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.4.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor , to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series.

4.4.4 No Further Adjustment. Upon any such conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.5 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.5.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.5.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.6, 4.7, 4.8 or 4.9;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors;

(viii) shares of Common Stock, Options or Convertible Securities issued as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4.5.4;

(ix) shares of Common Stock issued in an offering to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**") with, and declared effective by, the Securities and Exchange Commission;

(x) shares of Common Stock issued in connection with a firmly underwritten public offering of the Corporation's Common Stock pursuant to an effective registration statement; or

(xi) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b) "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" means the date on which the first share of New Series Seed Preferred Stock is issued.

4.5.2 <u>No Adjustment of Preferred Stock Conversion Price</u>. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.5.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then such number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability (including the passage of time) but without regard to any provision contained therein for a subsequent adjustment of such number including by way of anti-dilution adjustment) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of <u>Section 4.5.4</u>, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible

Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.5.3(b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.5.4 (either because the consideration per share (determined pursuant to Section 4.5.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.5.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.5.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.5.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.5.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.5.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.5.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.5.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.5.5 Determination of Consideration. For purposes of this Section 4.5, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.5.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.5.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.5.4, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period that are a part of such transaction or series of related transactions).

4.6 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.6 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.7 Adjustment for Certain Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, if such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.7 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.9 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.5, 4.7 or 4.8), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4.9 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.11 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a) immediately prior to the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Qualified IPO**"); and

(b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof , together with cash as provided in Section 4.2 in lieu of any fraction of a share or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

9. Future Series of Preferred Stock. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

FIFTH:Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, in addition to any other vote required by law or this Certificate of Incorporation,_the affirmative vote of the holders of at least seventy five percent of the shares of Preferred Stock then outstanding and seventy five percent of the Common Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on _________________.

By:____
Victor Vitali, Chief Executive Officer

Exhibit G to Form C

Testing the Waters (TTW)


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WE ARE GOING LIVE SOON ON
start engine
INVEST IN THE FUTURE OF PARKING
Hah Parking
AI-Powered Parking. Made to Scale

HAH Parking | AI-Powered Parking. Made to Scale.
#StartEngine #HAHParking #ParkingTech #SmartMobility #EquityCrowdfunding

No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is qualified. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.

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